Exhibit 99.1

[LOGO] ZARLINK
       SEMICONDUCTOR                                                NEWS RELEASE
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Zarlink Sells its Equity Interest in Mitel Networks

OTTAWA, CANADA, August 16, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today announced that it has sold its Mitel Networks Corporation (`Mitel') shares for US$12.9 million, following the approval of the merger of Mitel and Inter-Tel (Delaware) Incorporated ('Inter-Tel').

      Zarlink obtained ownership of 10 million common shares of Mitel through the sale of its Systems Business in Fiscal 2001. In Fiscal 2002, Zarlink acquired a put right on its shares as a result of conditions obtained by a new investor in Mitel. On June 4th, 2007, Zarlink and other put right holders agreed to an amendment to the put right as a result of Mitel's announced proposed merger with Inter-Tel and associated refinancing arrangements.

      As provided in the amended put right, Zarlink received payment from Mitel of US$1.29 per share. The US$12.9 million in proceeds received through the sale of this investment results in an additional US$0.10 EPS (earnings per share) for the second quarter Fiscal 2008 as the Mitel shares were carried on Zarlink's books at no value. In light of this payment and the Company's recent acquisition of Legerity, Zarlink will be issuing revised guidance for the second quarter Fiscal 2008 within the next week.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to successfully integrate businesses acquired in the future; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

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Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink
Semiconductor Inc.

For further information:

Ed Goffin                                            Mike McGinn
Media Relations                                      Investor Relations
613 270-7112                                         613 270-7210
edward.goffin@zarlink.com                            mike.mcginn@zarlink.com